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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                         AMERICAN UNITED GLOBAL, INC.
                               (Name of Issuer)


                         COMMON STOCK, PAR VALUE $.01
                        (Title of Class of Securities)


                                  030344105
                                (CUSIP Number)


Associated Capital, L.P.
Associated Capital Offshore, L.P.
A Cap, Inc.                                              Margery K. Neale, Esq.
Jay H. Zises                           Shereff, Friedman, Hoffman & Goodman, LLP
477 Madison Avenue, 14th Floor                                  919 Third Avenue
New York, New York 10022                                New York, New York 10022
(212) 872-9660                                                    (212) 758-9500
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                March 25, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with the statement: / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                            SEC 1746 (12-91)

CUSIP No.  030344105             SCHEDULE 13D             Page 3 of 7 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ASSOCIATED CAPITAL, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                              (b) / /
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                               / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE


                         7.   SOLE VOTING POWER
                                   356,500

NUMBER OF SHARES
                         8.   SHARED VOTING POWER
 BENEFICIALLY

 OWNED BY EACH
                         9.   SOLE DISPOSITIVE POWER
REPORTING PERSON                   356,500

     WITH
                         10.  SHARED DISPOSITIVE POWER



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                356,500


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                     / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.9%


14.  TYPE OF REPORTING PERSON*

          PN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.


                                                            SEC 1746 (12-91)
                                      2

CUSIP No.  030344105             SCHEDULE 13D             Page 3 of 7 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          A CAP, INC.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                              (b) / /
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                               / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK

                         7.   SOLE VOTING POWER
                                   356,500

NUMBER OF SHARES
                         8.   SHARED VOTING POWER
 BENEFICIALLY

 OWNED BY EACH
                         9.   SOLE DISPOSITIVE POWER
REPORTING PERSON                   356,500

     WITH
                         10.  SHARED DISPOSITIVE POWER



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                356,500


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                     / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.9%


14.  TYPE OF REPORTING PERSON*

          CO




                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.


                                                            SEC 1746 (12-91)

CUSIP No.  030344105             SCHEDULE 13D             Page 4 of 7 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          JAY H. ZISES

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                              (b) / /
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                               / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

                         7.   SOLE VOTING POWER
                                   356,500

NUMBER OF SHARES
                         8.   SHARED VOTING POWER
 BENEFICIALLY

 OWNED BY EACH
                         9.   SOLE DISPOSITIVE POWER
REPORTING PERSON                   356,500

     WITH
                         10.  SHARED DISPOSITIVE POWER



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                356,500


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                      / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.9%


14.  TYPE OF REPORTING PERSON*

          IN



                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.


                                                            SEC 1746 (12-91)

                                 SCHEDULE 13D

     This Amendment No. 2 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on May 31, 1996 (the "Statement") with respect to the common stock, $.01 par value per share, of American United Global, Inc. (the "Common Stock"). Only those items of the Statement that are amended and supplemented hereby are included herein. Unless otherwise defined herein, all capitalized terms shall have the respective meanings ascribed to them in the Statement.

Item 3. Source and Amount of Funds

        Neither Associated nor Associated Offshore purchased any shares.

Item 5. Interest in Securities of the Issuer

        (a) and (b) Associated is the beneficial and record owner of 356,500 shares of Common Stock, or 4.9% of the outstanding shares of Common Stock.

     As the general partner of Associated, A Cap has the sole power to vote and to direct the voting of and the sole power to dispose and direct the disposition of the 356,500 shares of Common Stock owned by Associated. Accordingly, A Cap may be deemed to be the beneficial owner of such 356,500 shares of Common Stock or 4.9% of the outstanding shares of Common Stock.

     Jay Zises, as President of A Cap, has the sole power to vote and to direct the voting of, and to dispose and to direct the disposition of, the shares of Common Stock deemed to be beneficially owned by A Cap. Accordingly, Mr. Zises may be deemed to be the beneficial owner of such 356,500 shares of Common Stock or 4.9% of the outstanding shares of Common Stock.

Item 7. Material to be Filed as Exhibits

        Exhibit B. Purchases of Common Stock of Issuer.

                                                    SEC 1746 (12-91)

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   ASSOCIATED CAPITAL, L.P.

                                   By: A CAP, INC., as General Partner

                                   By: /s/ Jay H. Zises
                                       --------------------------------
                                           Jay H. Zises, President

                                   ASSOCIATED CAPITAL OFFSHORE, L.P.

                                   By: A CAP, LTD., as General Partner

                                   By: /s/ J.D. Hunter
                                       -------------------------------------
                                           J.D. Hunter, Managing Director

                                   A CAP, INC.

                                   By: /s/ Jay H. Zises
                                       ----------------------------
                                           Jay H. Zises, President


                                            /s/ Jay H. Zises
                                       -------------------------------------
                                                Jay H. Zises

Dated: April 8, 1997
                                                             SEC 1746 (12-91)

Exhibit B


                             TRANSACTION SUMMARY
                             -------------------
                         American United Global, Inc.
                         Common Stock par value $.01
                            From 3/4/97 to 4/7/97

                          Trade Date # of Shares   Price          Net $
                          ---------- -----------   -----          -----

Associated Capital, L.P.
                             3/4/97    -5,000     $6.000     ($30,000.00)
                             3/5/97    -5,000     $5.438     ($27,187.50)
                             3/6/97   -27,500     $5.846    ($160,767.75)
                             3/6/97    -2,500     $6.000     ($15,000.00)
                             3/7/97    -6,400     $5.810     ($37,181.44)
                            3/10/97   -10,200     $5.858     ($59,746.50)
                            3/11/97    -5,000     $5.858     ($29,287.50)
                            3/24/97    -2,000     $4.625      ($9,250.00)
                            3/25/97   -15,200     $5.125     ($77,900.00)
                            3/25/97    -9,500     $5.125     ($48,687.50)
                            3/25/97    -1,000     $5.138      ($5,137.50)
                             4/3/97    -2,000     $4.250      ($8,500.00)
                             4/4/97   -14,000     $4.700     ($65,800.00)
                             4/4/97    -6,000     $4.625     ($27,750.00)
                             4/7/97   -15,000     $4.750     ($71,250.00)
                             4/7/97    -5,000     $4.750     ($23,750.00)
                           SUBTOTAL   356,500     $5.991    2,135,823.81
Current TOTAL               356,500

Percent Owned                   4.9%                     SEC 1746 (12-91)